Exhibit 99.8

Nuva Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the Three and Nine Month Periods Ended

March 31, 2014 and 2013

NUVA PHARMACEUTICALS Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED

March 31, 2014 and 2013

1.01

DATE

This Management Discussion and Analysis (“MD&A”) is dated April 28, 2014 and should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2014 and the annual consolidated financial statements of Nuva Pharmaceuticals Inc. (“NUVA” or the “Company”) for the year ended June 30, 2013.  All financial information is expressed in Canadian dollars and is prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the quarter ended March 31, 2014, the Company was funded $375,000 by the issuance of share capital. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations. Additional equity or debt-based financing may be required to continue the Company’s operations and pursue product developments.

1.02

OVERALL PERFORMANCE

On August 12, 2013, Nuva Pharmaceuticals Inc. trades on the TSX Venture Exchange in Canada under the symbol “NPH” and on February 23, 2014 on the OTCQB under the symbol “NUVPF”.

In 2003 NUVA developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

The Company is no longer maintaining patents for the T3/6 product except in Canada and China. The Company is negotiating a joint venture agreement in China for the marketing of this product.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

Sales

There have been no sales during the nine month period ended March 31, 2014 (March 31, 2013 - $nil).

Manufacturing

On April 16th, 2014 the company signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. The suppliers will manufacture and NUVA will market and sell these new product lines under its own label.

On August 01, 2013 and on September 11, 2012, the Company entered into agreements with Canagen Pharmaceuticals Inc. that granted Canagen the sole, exclusive right to manufacture Pedia-Safe and FerroHeme or to have Pedia-Safe and FerroHeme manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

Patents

The Company has abandoned T3/6 patent renewals in Europe, the USA and Australia. It is maintaining the Chinese patent and the Canadian patent, which was assigned in a debt settlement agreement with a former Director.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action.

Canada

On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. The Company allowed the patent to become temporarily abandoned and had it reinstated on October 3, 2012. The company settled debts with a former Officer and Director with the transfer of the T3/6 patent for Canada. Part of the agreement was that the Company would maintain the patent renewals.

Trademarks

“T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”.

 “ICEN®”

On November 2, 2009, “ICEN®” became a registered trademark of the Company in Canada (Registration No. TMA751,878) for “antiseptic preparations; personal disinfectant sprays; disinfectants for household, commercial and institutional use; disinfectant wipes; disinfectant cleaning preparations for household, commercial and institutional use”. At the time of this report, the trademark has not been used.

1.02

OVERALL PERFORMANCE (cont’d)

“Pedia-Safe” “FerroHeme” “Sennalax”

On April 25, 2014 the Company made application to have the above-mentioned three trade-marks registered.

Products Registered in Canada

The following table summarizes the NPN’s that have been received from Health Canada.

NPN’s - Products to be marketed by the Company.

80026139	30-Jun-11	Pedia-Safe Polyvitamin Drops[1]
80001571	05-Apr-06	Ferroheme[2]

1 Licensed to the Company by Canagen in an agreement dated September 11, 2012.

2 A Memorandum of Understanding dated October 17, 2012 is in place for licensing of Ferroheme to the Company by Canagen.  Agreement signed on August 01, 2013.

Risk Factors

Risks pertaining to the Company:

•

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

•

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

•

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

•

The Company has issued a limited number of shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

•

The Company could enter into debt obligations and not have the funds to repay these obligations.

•

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

•

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

•

To meet its financial obligations, the Company may be required to divest itself of certain assets

•

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth or cause the cessation of its business.

•

The Company and the Company’s products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

•

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

•

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

•

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

•

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

•

The market for antiseptic products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

•

The Company’s T36® is composed of various chemicals that may pose risks due to flammability and possible health risks.

•

The Company may not be able to establish distribution channels for ay new products that it brings to the market

•

The Company, if it is able to establish sales again, will have a limited number of customers and will be dependent on a few key accounts to generate sales.

1.03

  SELECTED ANNUAL FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2013	June 30, 2012	June 30, 2011
Revenue	$ Nil	$ 83,361	$ 305,592
Comprehensive Income/(Loss)	283,432	(306,565)	(1,875,565)
Basic and Diluted Loss Per Share	0.04	(0.05)	(0.03)
Total Assets	800,991	19,571	190,494
Accounts Payable and Accrued Liabilities	215,785	347,235	304,996
Sponsorship Liability	Nil	875,000	875,000
Short Term Loans	35,907
Promissory Notes	112,611	118,500	77,000

Expenses	June 30, 2013	June 30, 2012	June 30, 2011

Advertising & Promotion	-	1,639	479,026
Amortization-Furniture and Equipment	-	1,881	2,995
Changes in inventory	-	77,993	255,889
Filling Fees and Transfer Agent	32,393	43,701	33,790
Interest and Bank Charges	1,140	928	368,575
Investor Relations	-	18,196	88,073
Legal and Audit	22,547	29,915	42,198
Management & Consulting Fees	65,778	152,302	368,575
Office and Miscellaneous	9,519	20,635	44,914
Product Registration & Development	10,162	31,886	76,524
Professional Fees	12,089	-
Rent	38,667	28,187	63,165
Recovery/write down of inventory	-	34,506	431,369
Travel	800	137	22,469
Wages and Benefits	-	63,017	237,395
Total Expenses	193,095		1,922,272

Net Loss before Other Items	(193,095)	(421,562)	1,872,569

Other Items
Finance Expense	(590)	12,810	2,996
Other Income	2,110	-	-
Net Gain on Liabilities Settled	475,007	(127,806)	-
	476,527	(114,996)	2,996

Comprehensive Income/(Loss) for the Year	283,432	(306,565)	(1,875,565)

Fluctuations in the Comprehensive Income (Loss) for the year can be attributed to trends in expenses.

The year ending June 30, 2013 saw a decline in expenses especially with regards to inventory (there was none), investor relations (there were none), management fees and wages. In addition, the settlement of many liabilities resulted in a gain on liabilities settled of $475,007.

The year ending June 30, 2012 saw a decline in expenses especially with regards to inventory ($177,896), investor relations ($69,877), management fees ($216,273) and wages ($174,378).

The large increase in assets occurred in 2013 and is attributed to a private placement of $800,000.

1.04        SUMMARY OF QUARTERLY RESULTS

Period Ended	Mar/14	Dec/13	Sept/13	June/13	Mar/13	Dec/12	Sept/12	June/12
Reporting Standards used	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	$-	$-	$-	$-	$-	$-	$-	$ -
Net Income/Loss	(235,847)	(111,126)	(150,333)	(195,434)	(45,393)	(30,396)	554,655	(504,923)
Loss/Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.003)	(0.003)	0.09	(0.05)
Total Assets	888,043	826,174	954,536	800,991	354,422	365,612	362,169	19,571

Significant fluctuations in Net Income for the Quarterly Results stem from: Stock Based Compensation Mar/14, Consulting in Dec/13, Stock Based Compensation Sept/13, year-end accruals June/13 and Gain on the Settlement of Liabilities Sept/12.

1.05         RESULTS OF OPERATIONS

For the Three Month Period Ended March 31, 2014

Consulting & Management

Consulting and management fees for the three month period ended March 31, 2014 were $64,000 compared to $15,000 for the three month period ended March 31, 2013. A non-cash based stock compensation was recorded during the three month period ended March 31, 2014 of $120,800 (March 31, 2013 - $nil).

Dues and Filing Fees

The dues and filing fees amounted to $15,336 for the three month period ended March 31, 2014 compared to $14,332 for the same period ended March 31, 2013.

Legal and Accounting Fees

Legal and accounting fees were $12,313 for the three month period ended March 31, 2014 compared to $1,605 for the same period ended March 31, 2013.

Product Registration and Development Costs

Total costs incurred in this category for the three month period ended March 31, 2014 were $$nil for the same period ended March 31, 2013, $1,682. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Comprehensive (Gain)/Loss from Operations

The Comprehensive (loss) from operations was $234,488 for the three month period ended March 31, 2014 compared to a loss of $45,393 during the same three month period ended March 31, 2013.

For the Nine Month Period Ended March 31, 2014.

Consulting & Management

Consulting and management fees for the nine month period ended March 31, 2014 were $140,333 compared to $45,000 for the nine month period ended March 31, 2013. A non-cash based stock compensation was recorded during the nine month period ended March 31, 2014 of $241,800 (March 31, 2013 - $nil).

Dues and Filing Fees

The dues and filing fees amounted to $31,087 for the nine month period ended March 31, 2014 compared to $21,825 for the same period ended March 31, 2013.

Legal and Accounting Fees

Legal and accounting fees were $31,036 for the nine month period ended March 31, 2014 compared to $12,870 for the same period ended March 31, 2013.

Product Registration and Development Costs

Total costs incurred in this category for the nine month period ended March 31, 2014 were $9,936 and $8,382 for the same period ended March 31, 2013. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Comprehensive (Gain)/Loss from Operations

The Comprehensive (loss) from operations was $497,306 for the nine month period ended March 31, 2014 compared to a gain of $804,730 during the same six month period ended March 31, 2013.

1.06         LIQUIDITY

As at March 31, 2014, the Company had a working capital of $231,641 and ($296,132 – June 30, 2012).

	March 31, 2014	June 30, 2013
Current Assets	407,503	630,991
Current Liabilities	(175,862)	(334,859)
Working Capital	231,641	296,132

Management believes that with the private placement recently completed $375,000, the Company will have adequate liquidity to settle its liabilities when they come due. However, the resources on hand may not be sufficient to enable the Company to acquire products or develop its products and it is estimated that a private placement of $1 million will be required.

Management is actively looking for addition equity and debt financing to address future cash flow needs. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

1.7

     CAPITAL RESOURCES

During the nine month period ended March 31, 2014 no warrants or options were exercised or expired. During the same period ending March 31, 2013 a total of 327,500 warrants expired.

Financings

April 08, 2014 the Company closed a non-brokered Private Placement of up to 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $175,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

Proceeds from the Offering will be used by NUVA for general ongoing corporate and working capital purposes.

In connection with the Offering, the Company paid a finder’s fee pursuant to the policies of the TSX Venture Exchange.

***

April 08, 2014 the Company closed a non-brokered Private Placement of up to 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $200,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.15 per Common Share.

Proceeds from the Offering will be used by NUVA for general ongoing corporate and working capital purposes.

In connection with the Offering, the Company paid a finder’s fee pursuant to the policies of the TSX Venture Exchange.

***

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit is exchangeable for one common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision if the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013.  Legal fees of $850 and finders’ fees of $ 57,600 were charged against share capital in connection with the private placement.  Warrants were valued at $663,834 using the Black Scholes Valuation method.

***

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $560,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

***

On January 12, 2011, the Company completed a private placement of 200,000 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $2.00 per share until January 12, 2013 with a forced exercise provision attached to each warrant. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

Options

During the nine month period ended March 31, 2014 the Company issued 2,400,000 options to Officers, Directors and Consultants with an exercise price of $0.10 for a period of 5 years.

As a result of director resignations there were no options outstanding at June 30, 2013.

	Number	Expiry Date
Jamie Lewin, CFO, Dir.	300,000	September 05, 2018
Eugene Beukman Sec, Dir.	300,000	September 05, 2018
Tom Kennedy, Dir.	300,000	September 05, 2018
Canagen Pharmaceuticals, Consult	500,000	September 05, 2018
Arun Nayyar, CEO	1,000,000	February 21, 2019

1.07

     CAPITAL RESOURCES (cont’d)

Additional Financing

There is no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.

The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.08

COMMITMENTS AND AGREEMENTS

1.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

2.

On September 05, 2013, the NUVA announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

3.

 On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc.      that granted the Company global sales and marketing rights, excluding China and India, to Pedia-Safe polyvitamin drops. Pedia-Safe is a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada’s Natural Health Products Regulations, with the issuance of Natural Product Number 80026139.

4.

On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. that granted the Company the sole, exclusive to manufacture Pedia-Safe or to have Pedia-Safe manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

5.

On October 19, 2012, the Company announced that it had entered into a binding Memorandum of Understanding that grants NUVA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.

Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and

ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the treatment of Tuberculosis and multi-drug resistant TB.

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and

f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, NUVA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. NUVA will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange. A definitive agreement is in progress. No other actions have been taken.

1.09

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

a)   During the nine month period ended March 31, 2014, the Company was invoiced by officers and directors, Tom Kennedy and Eugene Beukman for management/consulting fees of $9,000 and $14,209 respectively (Terry Owen - March 31, 2013 - $$45,000).

b)   During the nine month period ended March 31, 2014, the Company paid $18,930 (March 31, 2013 - $6,870) for accounting and administration fees to a company owned by the CFO, Jamie Lewin.

c)    During the nine month period ended March 31, 2014, the following received stock options valued at: CEO, Arun Nayyar $120,000, CFO and Director, Jamie Lewin $26,100, Directors Tom Kennedy and Eugene Beukman $26,100 each. (March 31, 2013 - $nil).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations

1.11

QUARTERLY ACTIVITIES NOT NOTED ELSEWHERE

None to report.

1.12

SUBSEQUENT EVENTS

A

On April 01, 2014 the Company paid down an additional $16,488 of the promissory notes that are mentioned in Note 9 under the new accelerated payment schedule.

B

On April 8, 2014 – the Company announced that it closed the non-brokered private placement of 3,750,000 Units (the “Units”) of Nuva at a price of $0.10 per Unit.

Of the 3,750,000 Units, 2,000,000 Units each consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2016 at a price of CDN$0.13 per Common Share.

The remaining 1,750,000 Units each consists of one (1) Common Share and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2015 at a price of CDN$0.30 per Common Share and is subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive trading days.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $12,000.00 and issued and aggregate of 300,000 Warrants. Of the 300,000 Warrants, 160,000 warrants have the same terms as the $0.13 warrants as described above and the remaining 140,000 Warrants have the same terms as the $0.30 warrants as described above.

The securities issued are subject to the statutory 4 month hold period that expires on August 9, 2014. Proceeds from the Private Placement will be used by Nuva for general ongoing corporate and working capital purposes.

C

On April 16, 2014 the Company registered a settlement of the Contingent Liability found in Note 6 (b) for $15,000 plus costs.

D

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

The company has signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. NUVA will market and sell these new product lines under its own label.

NUVA is in the process of securing a Drug Establishment License (the “DEL”) from Health Canada.

Upon receipt of the DEL, NUVA will start filing for regulatory approval of these products with Health Canada. NUVA will also initiate ordering, packaging and art work related processes for these generic products. NUVA expects to build its “NUVA” label Generic portfolio for the Canadian Market apart from the “NUVA” range of Over-the-Counter products.

E

On April 23, 2014 the Company settled an outstanding dispute for a phone system for $2,500.

1.13

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are presented in Note 3 and 4 of the audited consolidated financial statements for the year ended June 30, 2013.  The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.

The preparation of the condensed consolidated interim financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, and recognition of revenue.

1.14       RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 -

Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS 31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides  the guidance on the measurement of  fair value and related disclosures through a fair value hierarchy

1.15       FINANCIAL INSTRUMENTS

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

1.15       FINANCIAL INSTRUMENTS (cont’d)

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.

FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

Promissory Notes

Other financial liabilities

1.15       FINANCIAL INSTRUMENTS (cont’d)

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2014, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $126,396 and Promissory Notes valuing $49,466.

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

1.15       FINANCIAL INSTRUMENTS (cont’d)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at September 30, 2013
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	358,467	-	-
(Held for trading) - Receivable	6,639	-	-

Financial Liabilities
Accounts payable and accrued liabilities	126,396	-	-
Short Term Loans	-	-	-
Promissory notes	49,466	-	-

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the nine month period ended March 31, 2014 as allowed in NI 51-102, Section 5.3 (3).

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at report date:

Security in Number	March 31, 2014	Reporting Date
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares Share Subscriptions	25,267,074 7,750,000	29,017,074 7,750,000[2]

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	2,400,000 8,560,,000 -	2,400,000 12,310,000[1] -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Options and Warrants. Fully diluted	10,960,000 43,977,074	14,710,000 51,477,075

    1 8,000,000 share subscriptions and warrants were issued in the private placement June 12, 2013 and

      3,750,000 on April 8, 2014.

    2 250,000 share subscriptions that were issued in the private placement June 12, 2013 were exercised.

(c)

Disclosure Controls and Procedures

The management of NUVA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under NUVA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to NUVA management by others within those entities particularly during the period covered by this MD&A.

NUVA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation; the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

Venture issuers are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52- 109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company are certifying officers to design and implement on a cost effective basis.

Forward Looking Statements

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Officers and Directors Arun Nayyar, CEO Jamie Lewin, CFO, Director Eugene Beukman, Secretary, Director Sina Pirooz, Director Michael Bianco, Director	Contact Nuva Pharmaceuticals Inc. Suite 615 – 800 West Pender St Vancouver, BC V6C 2V6 Tel: 604-687-2038 Fax: 604-687-3141